GIVEN IMAGING ANNOUNCES RESULTS OF 2001 ANNUAL SHAREHOLDERS MEETING

                     All Proposed Resolutions Were Approved

Yoqneam, Israel, May 16, 2002 -- Given Imaging Ltd. (NASDAQ: GIVN ) announced today the approval of all the resolutions that were proposed at its 2002 Annual Shareholders Meeting held May 9, 2002, in Tel-Aviv. The two proposals were (a) to re-elect all of the current directors (other than two outside directors who were elected in December 2001 to serve a 3-year term), and (b) to re-appoint Somekh Chaikin, a member of KPMG International, as the company's independent auditors for the fiscal year 2002.

Shareholders holding 22,154, 642 shares, or 88.2% of the total outstanding shares of the company, were present at the annual meeting, in person or by proxy. On the reelection of the directors, 22,146,985 shares (99.97% of the votes present) were voted in favor, and 7,657 shares (0.03%) were withheld. On the re-appointment of KPMG, 22,132,382 shares (99.90%) were voted in favor, 7,560 shares (0.03%) were voted against, and there were abstentions from 14,700 shares (0.07%).

The board of directors thanks the shareholders for their participation and continued support.

About Given Imaging

Given Imaging produces and markets the Given Diagnostic System, which features the M2A(R) Capsule Endoscope, a fundamentally new approach to examining the gastrointestinal tract. The system uses a disposable miniature video camera contained in a capsule that is ingested by a patient and delivers high quality color images in a painless and noninvasive manner. The test can be conducted while a patient continues normal daily activities. The system received clearance from the FDA in August 2001 and received permission to affix the CE mark in May 2001. The system is currently being marketed in 41 countries worldwide, including the USA, Canada, Europe, Central and South America, Japan and Asia. Many thousands of patients suffering from diseases in the small intestine such as Crohn's, celiac disease, unexplained abdominal pain with diarrhea, polyposis, intestinal tumors, iron deficiency anemia and obscure bleeding have already benefited from this innovative technology. For more information, visit http://www.givenimaging.com.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, words such as "anticipates," "estimates," "expects," "intends," "plans," "believes," "intends" and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward-looking statements are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including but not limited to the following: changes in regulatory environment, our success in implementing our sales, marketing and manufacturing plan, protection and validity of patents and other intellectual property rights, the impact of currency exchange rates, the effect of competition by other companies, the outcome of future litigation, the reimbursement policies for our product from healthcare payors, and other risks disclosed in our filings with the U.S. Securities Exchange Commission.
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